

05051881

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.

Exact Name of Registrant as Specified in Charter

CIK # 0001243106

Registrant CIK Number

Form 8-K to be filed no later than May 1, 2005   *4-1-05   SEE 2005- 4*

Electronic Report, Schedule or Registration Statement of Which
the Documents Are a Part (give period of report)

333-120916

SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)



PROCESSED

MAY 1 8 2005

THOMSON
FINANCIAL

[Form SE]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: _____/s/ Joe Jurkowski____
Name: Joe Jurkowski
Title: Vice President

Dated: April 29, 2005

EXHIBIT INDEX

Exhibit

P   99.1   Certain Computational Materials Prepared
             by the Underwriter in Connection with
             Structured Asset Mortgage Investments II Inc. Bear Stearns ALT-A Trust,
             Mortgage Pass-Through Certificates, Series 2005-4
             (Filed separately under cover of Form SE in
             accordance with Rule 202 of Regulation S-T
             pursuant to a continuing hardship exemption).

New Issue Computational Materials

$407,556,000 (approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates,
Series 2005-04, Group I

Structured Asset Mortgage Investments II, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of March 1, 2005

April 1, 2005

Page 1

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Bear Stearns Alt-A Trust 2005-04, Group I
Certificate Information to 20% Optional Clean-Up Call

Class	Certificate Size (1)	Ratings	CE Levels (1)	Pass-Thru Rate	Window (mos)	WA L (yrs)	Certificate Type
\multicolumn{8}{Offered Certificates}							
I-A-1	$343,237,000	AAA	16.75% (2)	LIBOR (3)(6)	1-54	2.1	Group I Super Senior
I-A-2	$38,138,000	AAA	7.50% (2)	LIBOR (3)(6)	1-54	2.1	Group I Senior Support
I-M-1	$11,132,000	AA	4.80% (2)	LIBOR (4)(6)	38-54	3.8	Group I Mezzanine
I-M-2	$8,246,000	A	2.80% (2)	LIBOR (4)(6)	37-54	3.8	Group I Mezzanine
I-B-1	$3,711,000	BBB	1.90% (2)	LIBOR (5)(6)	37-54	3.8	Group I Subordinate
I-B-2	$3,092,000	BBB-	1.15% (2)	LIBOR (5)(6)	37-54	3.8	Group I Subordinate
Not Offered Hereby							
I-B-3	$3,092,000	BB	0.40% (2)	LIBOR (5)(6)	37-54	3.8	Group I Subordinate
R	Notional	NR	Information Not Provided Herein				Residual

NOTES:
- Prepayment Pricing Speed Assumption is 30% CPR
- Certificates are subject to a variance of +/- 10%
- Certificates will settle flat and accrue interest on an actual/360 basis
- See Exhibit II for the expected Available Funds Cap Schedule
- See Exhibit III for yield tables run to the 20% Call.

(1)   The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2)   Credit enhancement for the Certificates will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.40% as of the Cut-Off Date.

(3)   The Pass-Through Rate for the Class I-A-1 and Class I-A-2 Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the group I mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class I-A-1 and Class I-A-2 Certificates will increase to 2 times the original margin.

(4)   The Pass-Through Rate for the Class I-M-1 and Class I-M-2 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the group I mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class I-M-1 and Class I-M-2 Certificates will increase to 1.5 times the original margin.

(5)   The Pass-Through Rate for the Class I-B-1, Class I-B-2 and Class I-B-3 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the group I mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class I-B-1, Class I-B-2 and Class I-B-3 Certificates will increase to 1.5 times the original margin.

(6)   The holders of the Class I-A-1, Class I-A-2, Class I-M and Class I-B Certificates will be entitled to the benefit of Yield Maintenance Agreements (as described more fully herein) purchased with respect to the Offered Certificates. See Yield Maintenance Agreements below.

Bear Stearns Alt-A Trust
Mortgage Pass-Through Certificates, Series 2005-04, Group I
Computational Materials: Preliminary Term Sheet

THE MORTGAGE LOANS

- The mortgage loans consist of conventional, one- to four-family, hybrid and adjustable-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in excel spreadsheet attached hereto.

- The originators of the mortgage loans are EMC Mortgage Corporation (approximately 37.62%), Greenpoint Mortgage. (approximately 23.90) and 20 other originators (less than 10% each). The underwriting guidelines for the largest originators will be more fully described in the prospectus supplement.

- As of the Cut-Off Date, approximately less than 1% of the mortgage loans have an LTV over 80% without any primary mortgage insurance coverage.

- As of the Cut-Off Date, none of the mortgage loans will be greater than 30 days delinquent as of the Cut-off Date.

- Approximately 70% of the mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 1 to 10 years depending upon the product type.

- Approximately 38% of the mortgage loans provide for a payment of a prepayment premium during the first one to five years after origination. Any prepayment premiums will not be passed through to Certificateholders.

- All of the mortgage loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.

- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of March 1, 2005. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1 Mo. LIBOR	0.57%	5.394%	5.019%	358	2.652%	2.277%	1.501%	1.501%	11.964%	1
6 Mo. CMT	0.07%	4.276%	3.843%	126	2.837%	2.405%	2.000%	2.000%	15.747%	4
6 Mo. LIBOR	5.56%	5.037%	4.662%	356	2.620%	2.245%	1.173%	1.057%	11.195%	3
1 Yr. CMT	4.99%	4.360%	3.956%	243	2.792%	2.388%	3.610%	2.000%	13.541%	7
1 Yr. LIBOR	0.35%	5.634%	5.259%	357	3.055%	2.680%	2.000%	2.000%	11.634%	9
2/1 Hybrid -LIBOR	0.35%	6.571%	6.196%	357	2.250%	1.875%	3.000%	2.000%	12.571%	21
2/6 Hybrid -LIBOR	1.90%	5.920%	5.545%	357	3.466%	3.091%	2.932%	1.119%	11.506%	21
3/1 Hybrid – CMT	1.69%	5.703%	5.412%	324	2.750%	2.459%	3.118%	2.000%	11.858%	6
3/1 Hybrid - LIBOR	5.46%	5.766%	5.452%	335	2.269%	1.955%	3.260%	1.923%	11.722%	14
3/6 Hybrid -LIBOR	25.95%	6.421%	6.138%	347	2.811%	2.528%	4.673%	1.206%	12.439%	31
3 Yr. CMT	0.06%	5.515%	5.055%	120	2.156%	1.696%	5.000%	2.000%	13.572%	5
5/1 Hybrid – CMT	2.66%	6.037%	5.783%	323	2.730%	2.476%	5.000%	2.000%	11.037%	23
5/1 Hybrid - LIBOR	2.66%	6.754%	6.478%	344	2.250%	1.974%	4.915%	1.963%	11.817%	44
5/6 Hybrid - LIBOR	47.18%	6.493%	6.133%	355	2.499%	2.139%	5.151%	1.167%	11.677%	55
7/1 Hybrid -CMT	0.56%	6.910%	6.610%	286	2.750%	2.450%	4.699%	2.000%	12.151%	12
Totals:	100.00%	6.210%	5.875%	344	2.614%	2.280%	4.559%	1.327%	11.941%	38

* All such characteristics are based upon information
as of March 1, 2005 and are subject to a +/- 5%
variance.

Summary of Terms:

Depositor:	Structured Asset Mortgage Investments II, Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor, Underwriter and [Yield Maintenance Provider])
Master Servicer:	Wells Fargo Bank, National Association
Underlying Servicers:	The Mortgage Loans will be serviced by EMC Mortgage Corporation (approximately 48.23%), Greenpoint Mortgage (approximately 23.90%), %), Everhome Mortgage Corp. (approximately 7.80%) and GMAC (6.15%) and 14 other servicers (under 4ib doc% each)
Underwriter:	Bear, Stearns & Co. Inc.
Yield Maintenance Provider:	An entity rated AAA/Aaa by S&P and Moodys (which may include an affiliate of the Depositor and/or Underwriter)
Trustee:	JPMorgan Chase Bank
Rating Agencies:	The senior certificates will be rated by two of the three rating agencies and the subordinate certificates will be rated by one of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and or Fitch Ratings ("Fitch").
Cut-off Date:	April 1, 2005.
Settlement Date:	On or about April 29, 2005
Distribution Date:	25th day of each month (or the next business day), commencing in May 2005
Optional Clean-Up Call:	EMC Mortgage Corporation, as servicer of a portion of the mortgage loans, may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Registration:	The Class I-A-1, Class I-A-2, Class I-M and Class I-B Certificates will be available in book-entry form through DTC.
Denominations:	The Class I-A-1, Class I-A-2, Class I-M and Class I-B Certificates are issuable in minimum denominations of an original amount of $1,000 and multiples of $1 in excess thereof.
Federal Tax Aspects:	REMIC (one or more)
ERISA Considerations:	The Bear Stearns underwriter's exemption is expected to be available for the Class I-A-1, Class I-A-2, Class I-M and Class I-B Certificates. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility:	The Class I-A-1, Class I-A-2 and Class I-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
P&I Advances:	Each servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the related servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. If the servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances, but only in an amount not to exceed the master servicing fee for the related period.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.
	The "accrual period" for all of the Certificates will be the period from and including the preceding Distribution Date (or from the Settlement Date with respect to the first Distribution Date) to and including the day prior to the current Distribution Date. The trustee will calculate interest on the Certificates on an actual/360 basis. The Certificates will settle flat on the Closing Date.
Principal Payments:	The Class I-M-1, Class I-M-2 and Class I-B Certificates will not receive any principal payments until on or after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.
	On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class I-A Certificates, the Class I-M Certificates and the Class I-B Certificates as described under the "Priority of Payments."
Credit Enhancement:	• Subordination: Initially, 16.75% for the Class I-A-1 Certificates, 7.50% for the Class I-A-2 Certificates, 4.80% for the Class I-M-1 Certificates, 2.80% for the Class I-M-2 Certificates, 1.90% for the Class I-B-1 Certificates and 1.15% for the Class I-B-2 Certificates.

• Overcollateralization ("OC")

Initial (% Orig.)	0.40%
OC Target (% Orig.)	0.40%
Stepdown (% Current)	None
OC Floor (% Orig.)	None

• Excess spread, which will initially be equal to approximately [275] bps. per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in May 25, 2005.

Page **7**

Interest Funds:	With respect to any Distribution Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan.
Principal Funds:	With respect to any Distribution Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.
Current Interest:	For any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Certificates immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer, and certain other shortfalls.
Interest Carryforward Amount:	As of any Distribution Date, generally equal to the sum of (i) the excess of (a) the Current Interest for such Class with respect to prior Distribution Dates over (b) the amount actually distributed to such Class of Certificates with respect to interest on or after such prior Distribution Dates and (ii) interest thereon.
Principal Distribution Amount:	With respect to any Distribution Date, the related Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date, the related Principal Funds for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date, the lesser of (x) the related Net Monthly Excess Cashflow for such Distribution Date and (y) the related Overcollateralization Deficiency Amount for such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the excess of (x) the Interest Funds for such Distribution Date over (y) the sum for such Distribution Date of the Current Interest for the Certificates and the Interest Carryforward Amount for the Class I-A Certificates.
Overcollateralization Deficiency Amount:	For any Distribution Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date.
Overcollateralization Target Amount:	Equal to 0.40% of the Cut-Off Date unpaid principal balance. As of April 1, 2005 the Overcollateralization Target Amount is expected to be approximately [$1,649,071].
Overcollateralization Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans exceeds (ii) the sum of the Certificate Principal Balance of the Offered Certificates.
Current Specified Overcollateralization Percentage:	For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period.
Stepdown Date:	The earlier to occur of (i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class I-A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2008 and (y) the first Distribution Date for which the aggregate Certificate Principal Balance of the Class I-B and Class I-M Certificates plus the related Overcollateralization Amount divided by the aggregate Stated Principal Balance of the mortgage loans is greater than or equal to [15.00]%.

Trigger Event:	A 'Trigger Event,' with respect to each Distribution Date on or after the Stepdown Date, exists if either (i) the average over the three immediately preceding due periods of a fraction, the numerator of which is the sum of the Stated Principal Balances of the mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties as of the last day of the related due period, and the denominator of which is the sum of the Stated Principal Balances of the mortgage loans as of the last day of the related due period, equals or exceeds 50% of a fraction, the numerator of which is the aggregate Certificate Principal Balance of the Class I-M Certificates and the Class I-B Certificates plus the related Overcollateralization Amount and if certain loss test as described in the prospectus supplement are met.
Priority of Payments:	On each Distribution Date, distributions on the Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) From Group I Available Funds, to the holders of the Class I-A-1 and Class I-A-2 Certificates, the Current Interest and Interest Carryforward Amount;
2) To the holders of the Class I-M-1 Certificates, the Current Interest for such class;
3) To the holders of the Class I-M-2 Certificates, the Current Interest for such class; and
4) To the holders of the Class I-B-1 Certificates, the Current Interest for such class.
5) To the holders of the Class I-B-2 Certificates, the Current Interest for such class.
6) To the holders of the Class I-B-3 Certificates, the Current Interest for such class.

Principal Distributions:

Principal will be distributed as follows to the extent of Principal Funds and the Extra Principal Distribution Amount:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) From the Principal Distribution Amount for Group I, payments of principal to the holders of the Class I-A-1 and Class I-A-2 Certificates, until zero;
2) To the holders of the Class I-M-1 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
3) To the holders of the Class I-M-2 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero; and
4) To the holders of the Class I-B-1 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
5) To the holders of the Class I-B-2 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero.
6) To the holders of the Class I-B-3 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) From the Principal Distribution Amount for Group I, the Class I-A-1 and Class I-A-2 Principal Distribution Amount to the holders of the Class I-A-1 and Class I-A-2, until zero; and
2) To the holders of the Class I-M-1 Certificates and Class I-M-2 Certificates, in that order, their respective Class I-M Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero; and
3) To the holders of the Class I-B-1 Certificates, Class I-B-2 Certificates and Class I-B-3, in that order, their respective Class I-B Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero

---

Bear, Stearns & Co. Inc. ARM Whole Loan Desk (212) 272-4976   **April 1, 2005**

Net Monthly Excess Cashflow:

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;

2) To the holders of the Class I-A Certificates any remaining Interest Carryforward Amount not paid under Interest Distributions above;

3) To the holders of the Class I-M-1 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;

4) To the holders of the Class I-M-2 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;

5) To the holders of the Class I-B Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount for such certificate; and

6) To the holders of the Class I-A Certificates, Class I-M-1 Certificates, Class I-M-2 Certificates and Class I-B Certificates, in that order, any Basis Risk Shortfall Carryforward Amounts for such certificates; and

7) To the holders of the Class I-R Certificates, as provided in the pooling and servicing agreement.

Class I-A Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of such Class I-A Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 14.20% and (B) the Current Specified Overcollateralization Percentage.

Class I-M-1 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-M-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 8.80% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-M-2 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-M-2 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the

Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 4.80% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-B-1 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-B-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amounts for such Distribution Date)and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-B-2 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-B-2 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amounts for such Distribution Date), (4) the aggregate Certificate Principal Balance of the Class I-B-1 Certificates (after taking into account the payment of the Class I-B-1 Principal Distribution Amounts for such Distribution Date) and (5) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-B-3 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-B-3 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amounts for such Distribution Date), (4) the aggregate Certificate

Principal Balance of the Class I-B-1 Certificates (after taking into account the payment of the Class I-B-1 Principal Distribution Amounts for such Distribution Date), (5) the aggregate Certificate Principal Balance of the Class I-B-2 Certificates (after taking into account the payment of the Class I-B-2 Principal Distribution Amounts for such Distribution Date), and (6) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 0.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Realized Losses:

Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses:

Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the related Overcollateralization Amount, third, to the Class I-B-3 Certificates until their Certificate Principal Balance is reduced to zero and, fourth, to the Class I-B-2 Certificates until their Certificate Principal Balance is reduced to zero and, fifth, to the Class I-B-1 Certificates until their Certificate Principal Balance is reduced to zero, sixth, to the Class I-M-2 Certificates until their Certificate Principal Balance is reduced to zero and seventh, to the Class I-M-1 Certificates until their Certificate Principal Balance is reduced to zero. Thereafter, Realized Losses on the Group I mortgage loans will be allocated first to the Class I-A-2 Certificates until zero and then to the Class I-A-1 Certificates until zero.

Once Realized Losses have been allocated to the Class I-A Certificates or the Class I-M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount:

With respect to the Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Yield Maintenance Agreement:

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to yield maintenance agreements purchased with respect to the hybrid ARM mortgage loans. The Yield Maintenance Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreement").

On each Distribution Date, payments under the Yield Maintenance Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class I-A Notional Balance Strike Rate 5.63% Months 1-3; Strike Rate 6.08% Months 4-9; Strike Rate 6.20% Months 10-22; Strike Rate 7.36% Months 23-28; Strike Rate 7.74% Months 29-34; Strike Rate 8.25% Months 35-58

- Class I-M-1 Notional Balance: Strike Rate 5.36% Months 1-3; Strike Rate 5.81% Months 4-9; Strike Rate 5.93% Months 10-22; Strike Rate 7.09% Months 23-28; Strike Rate 7.47% Months 29-34; Strike Rate 7.98% Months 35-59

- Class I-M-2 Notional Balance: Strike Rate 5.06% Months 1-3; Strike Rate 5.51% Months

Page **12**

4-9; Strike Rate 5.63% Months 10-22; Strike Rate 6.79% Months 23-28; Strike Rate 7.17%

Months 29-34; Strike Rate 7.68% Months 35-59

- Class I-B-1 Notional Balance: Strike Rate 4.56% Months 1-3; Strike Rate 5.01 % Months

4-9; Strike Rate 5.13% Months 10-22; Strike Rate 6.29% Months 23-28; Strike Rate 6.67%

Months 29-34; Strike Rate 7.18% Months 35-59

- Class I-B-2 Notional Balance: Strike Rate 3.76% Months 1-3; Strike Rate 4.21% Months

4-9; Strike Rate 4.33% Months 10-22; Strike Rate 5.49% Months 23-28; Strike Rate 5.87%

Months 29-34; Strike Rate 6.38% Months 35-59

- Class I-B-3 Notional Balance: Strike Rate 3.76% Months 1-3; Strike Rate 4.21% Months

4-9; Strike Rate 4.33% Months 10-22; Strike Rate 5.49% Months 23-28; Strike Rate 5.87%

Months 29-34; Strike Rate 6.38% Months 35-59

See Exhibit I for a schedule of Certificate Notional Amount by month.

Exhibit I – Yield Maintenance Schedule
(Notional Balance run at 24%CPR)

Date	Class I-A	Class I-M-1	Class I-M-2	Class I-B-1	Class I-B-2	Class I-B-3
25-May-05	$381,375,000	$11,132,000	$8,246,000	$3,711,000	$3,092,000	$3,092,000
25-Jun-05	371,866,177	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jul-05	362,574,553	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Aug-05	353,496,331	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Sep-05	344,625,680	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Oct-05	335,959,207	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Nov-05	327,491,872	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Dec-05	319,219,665	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jan-06	311,145,259	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Feb-06	303,256,191	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Mar-06	295,548,222	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Apr-06	288,017,209	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-May-06	280,659,095	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jun-06	273,469,574	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jul-06	266,445,154	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Aug-06	259,582,059	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Sep-06	252,876,598	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Oct-06	246,324,713	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Nov-06	239,923,350	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Dec-06	233,669,017	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jan-07	227,558,070	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Feb-07	221,587,558	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Mar-07	215,751,341	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Apr-07	210,049,306	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-May-07	204,475,434	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jun-07	199,029,814	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jul-07	193,709,504	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Aug-07	188,511,634	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Sep-07	183,433,397	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Oct-07	178,472,053	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Nov-07	173,624,920	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Dec-07	168,889,379	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jan-08	164,262,872	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Feb-08	159,742,899	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Mar-08	155,326,002	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Apr-08	151,005,478	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-May-08	146,783,906	11,132,000	8,246,000	3,711,000	3,092,000	3,092,000
25-Jun-08	146,783,906	9,873,656	6,943,325	3,124,749	2,603,536	2,603,536
25-Jul-08	143,827,223	9,155,836	6,782,162	3,052,220	2,543,105	2,543,105
25-Aug-08	140,450,042	8,943,287	6,624,716	2,981,363	2,484,068	2,484,068
25-Sep-08	137,150,785	8,735,642	6,470,904	2,912,142	2,426,393	2,426,393
25-Oct-08	133,927,660	8,532,788	6,320,641	2,844,518	2,370,049	2,370,049
25-Nov-08	130,778,920	8,334,616	6,173,845	2,778,455	2,315,005	2,315,005
25-Dec-08	127,702,855	8,141,018	6,030,438	2,713,916	2,261,231	2,261,231

Exhibit I – Yield Maintenance Schedule (cont'd)
(Notional Balance run at 24%CPR)

Date	Class I-A	Class I-M-1	Class I-M-2	Class I-B-1	Class I-B-2	Class I-B-3
25-Jan-09	$124,697,796	$7,951,889	$5,890,341	$2,650,868	$2,208,699	$2,208,699
25-Feb-09	121,762,112	7,767,126	5,753,478	2,589,275	2,157,380	2,157,380
25-Mar-09	118,894,208	7,586,629	5,619,776	2,529,104	2,107,246	2,107,246
25-Apr-09	116,092,528	7,410,300	5,489,160	2,470,322	2,058,269	2,058,269
25-May-09	113,355,549	7,238,043	5,361,561	2,412,898	2,010,423	2,010,423
25-June-09	110,681,784	7,069,764	5,236,910	2,356,800	1,963,682	1,963,682
25-July-09	108,069,780	6,905,373	5,115,137	2,301,998	1,918,021	1,918,021
25-Aug-09	105,518,118	6,744,779	4,996,178	2,248,462	1,873,415	1,873,415
25-Sept-09	103,025,410	6,587,896	4,879,967	2,196,163	1,829,840	1,829,840
25-Oct-09	100,589,730	6,434,602	4,766,415	2,145,060	1,787,261	1,787,261
25-Nov-09	98,210,349	6,284,851	4,655,487	2,095,138	1,745,666	1,745,666
25-Dec-09	95,885,973	6,138,562	4,547,124	2,046,371	1,705,034	1,705,034
25-Jan-10	93,614,726	5,995,617	4,441,237	1,998,718	1,665,329	1,665,329
25-Feb-10	91,395,673	5,855,956	4,337,784	1,952,161	1,626,538	1,626,538
25-Mar-10	89,226,582	5,719,440	4,236,661	1,906,651	1,588,619	1,588,619

Exhibit II – Available Funds Cap Schedule

Distribution Date	Effective Coupon Class I-A-1 (%)	Effective Coupon Class I-A-2 (%)	Effective Coupon Class I-M-1 (%)	Effective Coupon Class I-M-2 (%)	Effective Coupon Class I-B-1 (%)	Effective Coupon Class I-B-2 (%)	Effective Coupon Class I-B-3 (%)
25-May-05	3.07	3.14	3.35	3.65	4.15	4.95	4.95
25-Jun-05	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-05	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-05	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-05	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-05	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-05	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-05	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-May-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-06	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-May-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-07	11.19	11.06	11.48	11.50	11.50	11.50	11.50
25-Oct-07	11.47	11.32	11.52	11.50	11.50	11.50	11.50
25-Nov-07	11.24	11.11	11.5	11.50	11.50	11.50	11.50
25-Dec-07	11.52	11.37	11.5	11.50	11.50	11.50	11.50
25-Jan-08	11.26	11.13	11.5	11.50	11.50	11.50	11.50
25-Feb-08	12.17	11.99	11.5	11.50	11.50	11.50	11.50
25-Mar-08	11.83	12.92	11.5	11.50	11.50	11.50	11.50
25-Apr-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50

Exhibit II – Available Funds Cap Schedule (cont'd)

Distribution Date	Effective Coupon Class I-A-1 (%)	Effective Coupon Class I-A-2 (%)	Effective Coupon Class I-M-1 (%)	Effective Coupon Class I-M-2 (%)	Effective Coupon Class I-B-1 (%)	Effective Coupon Class I-B-2 (%)	Effective Coupon Class I-B-3 (%)
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Sept-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-09	11.50	11.50	11.50	11.50	11.50	11.50	11.50

DOCSNY1:1114561.2

Exhibit III – Price/Yield(%)

Class I-A-1
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.14	3.14	3.14	3.14	3.14	3.14	3.14
WAL	6.52	4.48	2.60	2.11	1.74	1.24	0.95
Prin. Start	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005
Prin. End	08/25/2018	09/25/2014	10/25/2010	10/25/2009	01/25/2009	12/25/2007	05/25/2007
Prin. Len	160	113	66	54	45	33	25

Class I-A-2
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.21	3.21	3.21	3.21	3.21	3.21	3.21
WAL	6.52	4.48	2.60	2.11	1.74	1.24	0.95
Prin. Start	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005
Prin. End	08/25/2018	09/25/2014	10/25/2010	10/25/2009	01/25/2009	12/25/2007	05/25/2007
Prin. Len	160	113	66	54	45	33	25

Class I-M-1
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.42	3.42	3.42	3.42	3.42	3.42	3.42
WAL	10.95	7.60	4.50	3.85	3.49	2.66	2.07
Prin. Start	06/25/2011	06/25/2009	05/25/2008	06/25/2008	07/25/2008	12/25/2007	05/25/2007
Prin. End	08/25/2018	09/25/2014	10/25/2010	10/25/2009	01/25/2009	12/25/2007	05/25/2007
Prin. Len	87	64	30	17	7	1	1

Class I-M-2
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.73	3.73	3.73	3.73	3.73	3.73	3.73
WAL	10.95	7.60	4.50	3.85	3.49	2.66	2.07
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	06/25/2008	12/25/2007	05/25/2007
Prin. End	08/25/2018	09/25/2014	10/25/2010	10/25/2009	01/25/2009	12/25/2007	05/25/2007
Prin. Len	87	64	30	18	8	1	1

Class I-B-1 to
Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.25	4.25	4.25	4.25	4.25	4.25	4.24
WAL	10.95	7.60	4.50	3.81	3.40	2.66	2.07
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	05/25/2008	12/25/2007	05/25/2007
Prin. End	08/25/2018	09/25/2014	10/25/2010	10/25/2009	01/25/2009	12/25/2007	05/25/2007
Prin. Len	87	64	30	18	9	1	1

Class I-B-2
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	5.08	5.08	5.08	5.08	5.08	5.08	5.07
WAL	10.95	7.60	4.50	3.81	3.40	2.66	2.07
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	05/25/2008	12/25/2007	05/25/2007
Prin. End	08/25/2018	09/25/2014	10/25/2010	10/25/2009	01/25/2009	12/25/2007	05/25/2007
Prin. Len	87	64	30	18	9	1	1

Class I-B-3
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	5.08	5.08	5.08	5.08	5.08	5.08	5.07
WAL	10.95	7.60	4.50	3.81	3.40	2.66	2.07
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	05/25/2008	12/25/2007	05/25/2007
Prin. End	08/25/2018	09/25/2014	10/25/2010	10/25/2009	01/25/2009	12/25/2007	05/25/2007
Prin. Len	87	64	30	18	9	1	1

Page **19**
DOCSNY1:1114561.2

Exhibit III – Price/Yield(%)

Class I-A-1
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.16	3.16	3.17	3.17	3.17	3.17	3.16
WAL	7.45	5.29	3.15	2.55	2.11	1.49	1.05
Prin. Start	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005
Prin. End	08/25/2033	07/25/2030	07/25/2022	08/25/2019	05/25/2017	03/25/2014	12/25/2011
Prin. Len	340	303	207	172	145	107	80

Class I-A-2
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.23	3.24	3.25	3.25	3.25	3.25	3.24
WAL	7.45	5.29	3.15	2.55	2.11	1.49	1.05
Prin. Start	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005	05/25/2005
Prin. End	08/25/2033	07/25/2030	07/25/2022	08/25/2019	05/25/2017	03/25/2014	12/25/2011
Prin. Len	340	303	207	172	145	107	80

Class I-M-1
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.45	3.46	3.47	3.47	3.47	3.50	3.55
WAL	13.09	9.48	5.78	4.90	4.37	3.93	4.27
Prin. Start	06/25/2011	06/25/2009	05/25/2008	06/25/2008	07/25/2008	09/25/2008	01/25/2009
Prin. End	09/25/2033	09/25/2030	09/25/2022	10/25/2019	07/25/2017	04/25/2014	01/25/2012
Prin. Len	268	256	173	137	109	68	37

Class I-M-2
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.78	3.79	3.81	3.81	3.81	3.85	3.91
WAL	13.09	9.48	5.77	4.88	4.31	3.75	3.68
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	06/25/2008	07/25/2008	08/25/2008
Prin. End	10/25/2033	10/25/2030	11/25/2022	12/25/2019	08/25/2017	05/25/2014	02/25/2012
Prin. Len	269	257	175	140	111	71	43

Class I-B-1
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.32	4.34	4.37	4.37	4.37	4.42	4.51
WAL	13.09	9.48	5.77	4.85	4.27	3.65	3.45
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	05/25/2008	06/25/2008	07/25/2008
Prin. End	10/25/2033	10/25/2030	11/25/2022	12/25/2019	09/25/2017	05/25/2014	02/25/2012
Prin. Len	269	257	175	140	113	72	44

Class I-B-2
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	5.18	5.22	5.26	5.27	5.26	5.34	5.47
WAL	13.09	9.49	5.77	4.85	4.26	3.61	3.36
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	05/25/2008	05/25/2008	06/25/2008
Prin. End	10/25/2033	11/25/2030	12/25/2022	01/25/2020	09/25/2017	05/25/2014	02/25/2012
Prin. Len	269	258	176	141	113	73	45

Class I-B-3
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	5.18	5.22	5.26	5.27	5.26	5.33	5.45
WAL	13.09	9.49	5.77	4.85	4.26	3.58	3.28
Prin. Start	06/25/2011	06/25/2009	05/25/2008	05/25/2008	05/25/2008	05/25/2008	05/25/2008
Prin. End	11/25/2033	11/25/2030	01/25/2023	01/25/2020	09/25/2017	06/25/2014	02/25/2012
Prin. Len	270	258	177	141	113	74	47

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER

INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$2,008,378,600 (Approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates, Series 2005-04 Group II

Wells Fargo Bank, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of March 1, 2005.

April 8, 2005

$2,008,378,600(approx)

Bear Stearns Alt-A Trust
Mortgage Pass-Through Certificates, Series 2005-04 Group II
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Ratings	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
II-1A-1	$ 189,524,000	AAA	7.50%	WAC (3)	3-Yr. Conforming Hybrid	Group II-1 Senior PT
II-2A-1	$ 40,000,000	AAA	7.50%	WAC (4)	3-Yr. Non-Conforming Hybrid	Group II-2 Senior PT
II-2A-2	$ 130,810,000	AAA	15.00%	WAC (4)	3-Yr. Non-Conforming Hybrid	Group II-2 Super Senior
II-2A-3	$ 11,543,000	AAA	7.50%	WAC (4)	3-Yr. Non-Conforming Hybrid	Group II-2 Senior Support
II-3A-1	$ 744,100,000	AAA	20.00%	WAC (5)	5-Yr. Non-Conforming Hybrid	Group II-3 Super Senior
II-3A-2	$ 150,000,000	AAA	30.00%	WAC (5)	5-Yr. Non-Conforming Hybrid	Group II-3 Super Senior
II-3A-3	$ 21,426,000	AAA	20.00%	WAC (5)	5-Yr. Non-Conforming Hybrid	Group II-3 Senior Level 1 Support
II-3A-4	$ 143,051,000	AAA	7.50%	WAC (5)	5-Yr. Non-Conforming Hybrid	Group II-3 Senior Level 2 Support Senior Support
II-4A-1	$ 83,541,000	AAA	10.50%	WAC (6)	7-Yr. Hybrid	Group II-4 Super Senior
II-4A-2	$ 2,801,000	AAA	7.50%	WAC (6)	7-Yr. Hybrid	Group II-4 Senior Support
II-5A-1	$ 56,993,000	AAA	10.50%	WAC (7)	10-Yr. Hybrid	Group II-5 Super Senior
II-5A-2	$ 1,911,000	AAA	7.50%	WAC (7)	10-Yr. Hybrid	Group II-5 Senior Support
II-6A-1	$ 79,909,500	AAA	7.50%	WAC (8)	Seasoned Hybrids	Group II-6 Senior PT
II-7A-1	$ 191,688,900	AAA	7.50%	WAC (9)	5-Yr. Conforming Hybrid	Group II-7 Senior PT
II-8A-1	$ 50,312,200	AAA	7.50%	WAC (10)	5-Yr. Non-Conforming Hybrid	Group II-8 Senior PT
II-B-1	$48,202,000	AA	5.15%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate
II-B-2	$36,924,000	A	3.35%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate
II-B-3	$25,642,000	BBB	2.10%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Class II-1A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.222]%.

(4) The Class II -2A-1, Class II-2A-2 and Class II-2A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-2 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.269]%.

(5) The Class II -3A-1, Class II-3A-2, Class II-3A-3 and Class II-3A-4 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.454]%.

(6) The Class II -4A-1 and Class II-4A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.343]%.

(7) The Class II -5A-1 and Class II-5A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-5 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.614]%.

(8) The Class II -6A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-6 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.930]%.

(9) The Class II -7A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-7 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.271]%.

(10) The Class II -8A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-8 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.380]%.

(11) The Class II-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the aggregate Current Principal Balance of the related Class of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.413]%.

Depositor/Seller: Structured Assets Mortgage Investments II, Inc. ("SAMI II")

Master Servicer/Paying Agent: Wells Fargo Bank, National Association

Trustee: JP Morgan Chase Bank

Originators: The Originators for the Mortgage Loans are EMC Mortgage Corporation (approx. 26.80%), SunTrust Mortgage Inc. (approx. 18.12%), Greenpoint Mortgage Corp. (approx. 14.07%), Ameriquest Mortgage Company (approx. 10.62%), Countrywide Home Loans, Inc.(approx. 7.52%), Cendant Mortgage (approx. 4.22%) and 19 other originators that are under 3% of the entire pool.

Underlying Servicer: The Mortgage Loans will be serviced by EMC Mortgage Corporation (approx. 44.93%), SunTrust Mortgage Inc. (approx. 18.12%), Greenpoint (approx. 14.07%), Countrywide Home Loans, Inc.(approx. 7.52%), Cendant Mortgage (approx. 5.70%), EverHome Mortgage Company (approx. 4.75%) HSBC Bank (less than 1%), ABNAMRO Mortgage Corporation (less than 1%), Bank of America (less than 1%), Charter Bank less than 1%), First Indiana (less than 1%), Gmac Home Mortgage (less than 1%), National City (less than 1%), Residential Funding (less than 1%), Wachovia Mortgage (less than 1%), Washington Mutual (less than 1%), Wells Fargo Home Mortgage (less than 1%), Wilmington Savings Bank (less than 1%) and SouthTrust (less than 1%)

Cut-off Date: April 1, 2005

Closing Date: April 29, 2005

Rating Agencies: The senior certificates will be rated by two of the three rating agencies and the subordinate certificates will be rated by one of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and or Fitch Ratings ("Fitch").

Legal Structure: REMIC

Optional Call: 10% cleanup call

Distribution Date: 25th of each month, or next business day, commencing May 25, 2005

Remittance Type: Scheduled/Scheduled

Form of Registration: The investment grade Certificates will be issued in book-entry form through DTC.

Cross-Collateralization: The Class II-B Certificates will be subordinate certificates issued representing interests in all eight Mortgage Loan Groups.

ERISA: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The Class II-A, and Class II-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation:	The Underlying Servicers are obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.
Compensating Interest:	The Underlying Servicers are required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.
Interest Accrual Period:	The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (28 days).
Other Certificates:	The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class II-B-4	$22,225,000	WAC (see footnote 11)
Class II-B-5	$13,334,000	WAC (see footnote 11)
Class II-B-6	$11,126,103	WAC (see footnote 11)

Collateral Description:	As of March 1, 2005, the aggregate principal balance of the Mortgage Loans described herein is approximately $2 billion. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR, One-Year LIBOR and One-Year CMT indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 75% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining approximately 25% of the mortgage loans fully amortize over their original term (generally 30-years). Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected, as of March 1, 2005):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
II-1 – 3 yr. Conforming Hybrid	9.22%	5.546%	5.222%	358	2.469%	2.145%	3.833%	1.191%	11.322%	34
II-2 – 3 yr. Non-Conforming Hybrid	8.87%	5.587%	5.269%	357	2.438%	2.120%	4.194%	1.328%	11.381%	33
II-3 – 5 yr. Hybrid	51.49%	5.813%	5.454%	358	2.284%	1.925%	5.006%	1.618%	10.935%	58
II-4 – 7 yr. Hybrid	4.20%	5.705%	5.343%	357	2.275%	1.914%	4.983%	1.918%	10.722%	81
II-5 – 10 yr. Hybrid	2.87%	5.867%	5.614%	359	2.267%	2.014%	5.000%	1.970%	10.867%	119
II-6 – Seasoned Hybrids	3.87%	6.270%	5.930%	324	2.489%	2.149%	4.989%	1.674%	11.350%	44
II-7 – 5 yr. Conforming Hybrid	9.32%	5.646%	5.271%	360	2.750%	2.375%	6.000%	1.000%	11.646%	60
II-8 – 5 yr. Non-Conforming Hybrid	2.45%	5.755%	5.380%	360	2.750%	2.375%	6.000%	1.000%	11.477%	60
Totals:	100.00%	5.762%	5.413%	357	2.384%	2.035%	4.881%	1.484%	11.218%	56

(1) The Group II-1, Group II-7 Mortgage Loans will all be conforming balance mortgage loans.

NOTE: the information related to the Mortgage Loans described herein generally reflects information as of March 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards:

The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class II-B Certificates represent interests in all eight Mortgage Loan Groups and provide credit enhancement for the Class II-A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or the next business day). Distributions on the Senior Certificates will generally be made from the Available Funds of the related Loan Group. Distributions on the Class II-B Certificates will be made from Available Funds of all eight Loan Groups. "Available Funds" for any distribution date and with respect to each Loan Group will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such distribution date in respect of the Mortgage Loans in the related Loan Group, (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments and (4) under limited circumstances, certain prepayments allocated from the Available Funds of another Loan Group, net of (x) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the distribution account. Available Funds for each Loan Group will be distributed according to the following priority:

Group II-1 Available Funds
1. Payments of interest to the holders of the Class II-1A-1 based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-1A-1 based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-1.

Group II-2 Available Funds
1. Payments of interest to the holders of the Class II-2A-1, Class II-2A-2 and Class II-2A-3 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-2A-1, Class II-2A-2 and Class II-2A-3 Certificates based on their respective Current Principal

Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-2.

Group II-3 Available Funds
1. Payments of interest to the holders of the Class II-3A-1, Class II-3A-2, Class II-3-A-3 and Class II-3A-4 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-3A-1, Class II-3A-2, Class II-3A-3 and Class II-3A-4 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-3.

Group II-4 Available Funds
1. Payments of interest to the holders of the Class II-4A-1 and Class II-4A-2 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-4A-1 and Class II-4A-2 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-4.

Group II-5 Available Funds
1. Payments of interest to the holders of the Class II-5A-1 and Class II-5A-2 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-5A-1 and Class II-5A-2 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-5.

Group II-6 Available Funds
1. Payments of interest to the holders of the Class II-6A-1 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-6A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-6.

Group II-7 Available Funds
1. Payments of interest to the holders of the Class II-7A-1 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-7A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-7.

Group II-8 Available Funds
1. Payments of interest to the holders of the Class II-8A-1 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-8A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-8.

Senior Optimal Principal Amount
With respect to a Loan Group is an amount generally equal to the sum of (i) the Senior Percentage of the principal portion of scheduled payments on the related Mortgage Loans in the related Loan Group, (ii) the Senior Prepayment Percentage of prepayments and net liquidation proceeds in respect of Mortgage Loans in the related Loan Group and (iii) the Senior Prepayment Percentage of amounts received in respect of repurchased or substituted Mortgage Loans in the related Loan Group.

Any Remaining Available Funds from all Loan Groups
1. Payments of interest to the holders of the Class II-B Certificates, sequentially, in order of their numerical class designations, so that each such Class shall receive interest at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and
2. Payments of principal to the holders of the Class II-B Certificates, sequentially, in order of their numerical class designation, so that each such Class shall receive such Class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including [April 2012]. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to [April 2008], 20% or b) after [April 2008], 30%, then prepayments will be allocated among all certificates on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class II-B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero.

Thereafter, Realized Losses on the Group II-1 Mortgage Loans will be allocated to the Class II-1A-1 Certificates, Realized Losses on the Group II-2 Mortgage Loans will be allocated pro rata to the Class II-2A-1, Class II-2A-2 and Class II-2A-3 Certificates, losses will be allocated first to the Class II-2A-3 Certificate until reduced to zero and then to the Class II-2A-2 Certificate, Realized Losses on the Group II-3 Mortgage Loans will be allocated first to the Class II-3A-4 Certificates until reduced to zero and then pro rata to the Class

II-3A-1, Class II-3A2 and Class II-3A-3 Certificates, losses will be allocated first to the Class II-3A-3 Certificates until reduced to zero and then the Class II-3A-2, (see below diagram) Realized Losses on the Group II-4 Mortgage Loans will be allocated first to the Class II-4A-2 Certificates until reduced to zero and then to the Class II-4A-1 Certificates, Realized Losses on the Group II-5 Mortgage Loans will be allocated first to the Class II-5A-2 Certificates until reduced to zero and then to the Class II-5A-1 Certificates, Realized Losses on the Group II-6 Mortgage Loans will be allocated to the Class II-6A-1 Certificates, Realized Losses on the Group II-7 Mortgage Loans will be allocated to the Class II-7A-1 Certificates, Realized Losses on the Group II-8 Mortgage Loans will be allocated to the Class II-8A-1 Certificates and Realized Losses on the Group II-9 Mortgage Loans will be allocated to the Class II-9A-1 Certificates.

Group II Allocation of Losses:



Group III Allocation of Losses:

	II-3A-2
II-3A-1	II-3A-3
II-3A-4	

Losses

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

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